**Mail Stop 3561**

June 2, 2005

Jerald L. Fenstermaker, President
Freedom Financial Group, Inc.
3058 East Elm Street
Springfield, Missouri 65802

>       **RE:     Freedom Financial Group, Inc.**
>                 **Registration Statement on Form 10-SB**
>                 **Filed: May 3, 2005**
>                 **File No. 0-51286**

Dear Mr. Fenstermaker:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Forward-Looking Statements**

1.  Disclosure indicates that "when used in this Form 10-SB and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases 'will likely result,' 'are expected to,' 'will continue,' 'is anticipated,' 'estimated,' 'projected' or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Explain for us your basis for this disclosure. Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in certain

situations.

## Risk Factors

2. In the first risk factor, it appears that the discussion of cumulative operating losses disclosed is not consistent with the financial statements presented. Please revise as appropriate.

## Description of Business

3. Please revise the disclosure in this section and provide all applicable disclosure required by Item 101 of Regulation S-B.  The following comments provide examples of areas where disclosure could be enhanced.

4. Disclose whether or not the company hosts a website and provide the website address, if one.

Reorganization of Predecessor Under Chapter 11

5. Reconsider this disclosure in its entirety and disclose the nature and results of all legal actions filed against the predecessor, Stevens Financial Group f/k/a Sinclair Financial Group, and its principals by state and federal authorities.  We may have further comment.

6. Disclose, in detail, the cause of the predecessor's bankruptcy.  Please describe the principal factors that caused SFG to fail to satisfy its obligations, primarily the FRI certificates.

7. Please disclose any affiliation between current management and Damian Sinclair, Susan Sinclair, and/or Clarence Stevens.  We may have further comment.

8. Explain why the operations of TCG were not significantly affected by the bankruptcy.

9. Briefly describe the circumstances that led to Mr. Schweigert's appointment as Trustee of the bankruptcy estate of Stevens Financial Group, Inc.

10. Briefly describe the background that led to the trustee's installation of Mr. Fenstermaker as the company's President and CEO during the reorganization.

11. Please provide a greater history of the background that led to the Plan of Reorganization.  Explain why management desired to participate in the Reorganization in the manner in which they have.

<u>Emergence from Chapter 11 Reorganization</u>

12. Disclosure indicates that "during 2003 the Company sold the acquired finance receivables and real estate in cash transactions with third parties . . . ." Please file the agreements, if they exist, as material exhibits.

13. Please elaborate on the claims against Wolf Halderstein Adler Freeman & Herz, LLP.

14. Expand the disclosure related to the claims against First Financial Trust Company and BancInsure that netted the company almost $7,000,000.

<u>Market and Competition</u>

15. What do you mean when you reference the "captive finance affiliates of major automotive manufacturers  . . . ."

<u>Business and Growth Strategy</u>

16. Discuss in greater detail the types and characteristics of Installment Contracts which you or in which you intend to invest.

17. Expand the disclosure relating to the "small ticket leasing market." Describe the make-up of this market.

18. How long does your company typically attempt to collect on the Installment Contracts? Discuss what happens to Installment Contracts that you are unsuccessful in collecting.

19. Disclose the status of the installation of the "industry-wide accepted loan accounting, servicing and collections software system." Also, from whom are you purchasing this software. If a contract exists, file it as a material exhibit.

*Adherence to Underwriting Guidelines*

20. Expand the disclosure related to your "underwriting guidelines."

21. Please disclose the criteria for buying groups of contracts.

*Multiple Funding Sources*

22. Disclosure indicates that you might seek to sell Installment Contracts over time. Discuss the factors that are considered when determining whether to seek the sale of the Installment Contracts.

*Business Development*

23. Describe the methods by which Business Development Representatives seek potential customers.

24. How many Business Development Representatives does the company have and are they employees of the company? To this extent, describe, in detail, the business relationship between the company and these representatives.

*Consumer Protection Law*

25. Expand the disclosure describing the relationship of a debtor and creditor and how this relationship is extensively regulated by federal and state consumer protection and related laws and regulations. In doing so, please discuss such laws as the Fair Debt Collection Practices Act, Fair Credit Billing Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, and Gramm, Leach, Bliley Electronic Funds Transfer Act, as well as applicable and comparable statutes in the states in which customers reside. We may have further comment after reviewing your revised disclosure.

## Management's Discussion and Analysis

26. Please revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission's recent guidance regarding Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Release No. 33-8350 (December 19, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. In revising your disclosure, please address the following topics:
    a. how much do you expect to pay for Installment Contracts and targeted portfolios?
    b. what are the costs associated with your analysis and valuation of certain Installment Contracts and portfolios?
    c. how many Installment Contracts and portfolios do you intend to purchase over the course of the next twelve months?
    d. what are the costs associated with servicing, collection and/or resell efforts?
    e. how much do you pay affiliates to engage in collection effort?

27. Please update to disclose whether you have any material commitments for capital expenditures as required by Item 303(b)(iii) of Regulation S-B.

28. Please provide a discussion your off-balance sheet arrangements, if any, that have or are reasonably likely to have a material current or future effect on the financial statements. Refer to Item 303 (c) of Regulation S-B.

## Comparison of Financial Condition at December 31, 2004 and 2003.

29. Please provide a reconciliation of the installment contracts you acquired in 2004 and 2003, as discussed on page 20, to such disclosures in liquidity and capital resources (page 24) and the consolidated statements of cash flows (F-6).

30. Please expand your disclosure to discuss the particular risk characteristics of each type of installment contract you enter into. For example, in equipment lease financing there may be more risk since the underlying collateral may not be suitable for another type of business, thus reducing potential purchasers.

## Liquidity and Capital Resources

31. Explain why the company has suspended its efforts to consummate the transaction that was expected to raise $4,000,000 in equity financing for the company.

32. Reference is made in footnote (1) of page 25 to the Trust Supervision Committee. Expand the disclosure related to the Committee's roles and responsibilities.

33. Disclose whether or not the company has any off-balance sheet arrangements. See Item 303(c) of Regulation S-B.

## **Description of Property**

34. Disclose the amount of monthly rent paid for all facilities.

## **Security Ownership of Certain Beneficial Owners and Management**
## Security Ownership and Management

35. Disclosure indicates that Messrs. Fenstermaker, Graham, and Browne must forfeit a portion of their holdings should their relationship with the company be terminated prior to September 14, 2005. Describe the significance and/or relevance of the September 14, 2005 target date.

36. Explain why Mr. Lipscomb is not included in footnote (5) since he appears to be a member of the Trust Supervision Committee. Also, describe Mr. Lipscomb's relationship to the company and how it was determined that he would be a member of the Trust Supervision Committee.

37. Tell us why Mr. Lipscomb should not be deemed a member of management by virtue of his role on the Trust Supervision Committee. We may have further comment.

38. Add disclosure addressing the fact that it appears as though Messrs. Fenstermaker, Lipscomb & Schweigert are beneficial owners of the common stock underlying the Trust's preferred stock. Revise or advise.

## Executive Compensation

39. With respect to Mr. Browne, please add disclosure addressing the nature of his "Other Annual Compensation" for 2002-2004.

40. In the "Restricted stock awards" column, please list the dollar amounts.

## Certain Relationships and Related Transactions

41. Please file the agreement with Biltmore Associates as a material exhibit.

42. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C. Also, to the extent applicable, add disclosure required by Item 404(d) of Regulation S-B.

## Description of securities

43. Please disclose the basis for that statement that all outstanding shares of common stock are fully paid and non-assessable, e.g., court order, opinion of counsel, etc.

44. Add disclosure addressing the transfer restrictions on the trust shares.

## Recent Sales of Unregistered Securities

45. For all unregistered issuances of securities in the last three years, you must provide the information required by Item 701 of Regulation S-B. This includes all issuances during the predecessor's reorganization. Revise as appropriate.

## Report of Independent Registered Public Accounting Firm, F-2

46. Please direct your auditor to revise their report to include the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

## Notes to Consolidated Financial Statements
## Note 1- Nature of operations and summary of significant accounting policies
## General

47. Please revise to include an accounting policy note disclosing how you comply with SFAS 52.

48. We noted from your disclosures on pages 33 and 34 (stock grants) that you granted shares of common stock to certain members of management. Please revise to include

       your accounting policy regarding stock based compensation and provide the disclosures required by SFAS 148.

49. We noted in your disclosure on page 11 (Servicing and Collections), that you retain servicing rights related to the installment contacts you acquire.  Please revise to include the required disclosures for servicing rights under 17(e) of SFAS 140.  Tell us, and disclose if material, how you comply with the recognition and measurement of servicing assets and liabilities required by SFAS 140 (paragraph 13) and assessment for impairment or increased obligation, SFAS 140 (paragraphs 61-64).

50. Please disclose your accounting policy regarding repossession and foreclosed assets.  Disclose if material, the amount of foreclosed assets.  Provide an analysis of changes in the foreclosed assets including any related allowances.

51. Please revise to include a footnote to discuss the required disclosures for all related party transactions as required by SFAS 57.

## Note 1- Finance receivables, F-8

52. Please revise to disclose the components of other income and the related revenue recognition policies followed.  Expand your discussions of non-financial services revenue for the reporting periods in MD&A as appropriate.

## Note 6- Finance receivables and allowance for credit losses, F-14

53. To assist an investor in gaining an understanding of your liquidity, and considering the significance of your finance receivables, please revise to include a schedule of the annual amounts due under your finance receivable arrangements.

54. Please revise to disclose amount of non-earning finance receivables and the allowance for credit losses related to those receivables. Consider disclosure of data on collection experience to enhance reader's understanding.

55. Please revise to include the methodology you used and how you determined each element of the allowance for credit losses. Such description should identify the factors that influenced your judgment including a discussion of relevant risk elements.  Expand your discussions in Management's Discussion and Analysis to explain significant changes in asset quality and loss history, relate those changes to changes in allowance and provision, and reflect that management is following an appropriately-documented methodology.  Explain how management viewed uncertainties and quantified its judgments.

56. We noted that you finance equipment leases.  Please tell us, and disclose, if you enter into leases with guaranteed residuals. If so, disclose your accounting policy for recognizing revenue and discuss the methodology used in evaluating the impairments to

guaranteed residual values. Tell us the authoritative accounting literature you used to support your accounting treatment.

## Note 11- Redeemable Convertible Preferred stock, F-19

57. We noted your disclosure in the second paragraph that the redeemable convertible preferred stock is subject to redemption if funds allow.  Please tell us, and clarify your disclosure, to explain the term "if funds allow."  Clarify if the redemption feature is solely at the discretion of the company (Board of Directors).  Disclose here and in Management's Discussion and Analysis (liquidity and capital resources) with quantitative illustrations under what circumstances the company is required to redeem and disclose the objective means used by the company in making such determination.  In addition, disclose the cumulative amounts redeemable through December 31, 2004.

58. Your disclosure in the second paragraph also states the redemption payments shall be carried over and are payable on the next scheduled redemption date (March 31, 2005).  Tell us how you have recorded this obligation and provide us with the specific authoritative literature you used to support your accounting treatment and classification.  In your response, please address the guidance and applicability of SFAS 150 and EITF Topic D-98.

## General

59. Please note the updating requirements for the financial statements as set forth in Item 310 (g) of Regulation S-B.  Please note that your Form 10-SB goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). As a result, your periodic reporting obligations commence upon your filing on Form 10-SB becoming effective.

### Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.    Arnold Kaplan, Esq.
       (303) 572-7883